EXHIBIT 99.1

News Release dated October 28, 2015, Suncor Energy reports third quarter 2015 results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports third quarter 2015 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document (cash flow from operations, operating earnings, Oil Sands cash operating costs and free cash flow) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations production and cash operating costs exclude Suncor’s interest in Syncrude’s operations.

Calgary, Alberta (Oct. 28, 2015) – “Suncor has delivered another strong quarter, with operating cash flow of $1.9 billion,” said Steve Williams, president and chief executive officer. “The strength of our downstream business and the reliability of our Oil Sands operations continue to serve our shareholders well in the current challenging crude oil pricing environment.”

•                 Cash flow from operations of $1.882 billion ($1.30 per common share) driven by a favourable downstream pricing environment and strong refinery utilization in the Refining and Marketing segment, reinforcing the resilience of the company’s integrated model.

•                 Operating earnings of $410 million ($0.28 per common share) and a net loss of $376 million ($0.26 per common share).

•                 Oil Sands operations cash operating costs per barrel decreased to $27.00 for the third quarter of 2015, which was the lowest achieved since 2007. This decrease was driven by strong production of 430,300 barrels per day (bbls/d) despite planned maintenance at Upgrader 2, lower natural gas prices and the company’s cost reduction initiatives.

•                 Suncor remains committed to profitable growth in the oil sands. This quarter, the company announced an agreement to acquire an additional 10% of the Fort Hills mining project and, subsequent to the quarter end, commenced an offer to acquire all of the outstanding shares of Canadian Oil Sands Limited (COS) for consideration of 0.25 of a Suncor share per COS share. The transaction was valued at $6.6 billion at the time of announcement.

Financial Results

Suncor recorded third quarter 2015 operating earnings of $410 million ($0.28 per common share) and cash flow from operations of $1.882 billion ($1.30 per common share), compared to $1.306 billion ($0.89 per common share) and $2.280 billion ($1.56 per common share), respectively, in the prior year quarter, reflecting the lower upstream crude oil price environment. Highlights of the third quarter included increased Exploration and Production (E&P) and Oil Sands operations production, a favourable downstream pricing environment and lower operating costs. For the twelve months ended September 30, 2015, free cash flow was $467 million, compared to $3.082 billion for the twelve months ended September 30, 2014.

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A net loss of $376 million ($0.26 per common share) was recorded in the third quarter of 2015, compared with net earnings of $919 million ($0.63 per common share) in the prior year quarter. The net loss for the third quarter of 2015 included an unrealized after-tax foreign exchange loss of $786 million on the revaluation of U.S. dollar denominated debt. Net earnings in the prior year quarter included an after-tax gain of $61 million on the disposal of the Wilson Creek assets in the E&P segment, offset by a $54 million income tax and interest charge related to a prior period in the Oil Sands segment, and the impact of an unrealized after-tax foreign exchange loss of $394 million.

Operating Results

Suncor’s total upstream production was 566,100 barrels of oil equivalent per day (boe/d) in the third quarter of 2015, compared with 519,300 boe/d in the prior year quarter, primarily due to increased production in the U.K. and strong reliability in Oil Sands operations.

Oil Sands operations production was 430,300 bbls/d in the third quarter of 2015, compared to 411,700 bbls/d in the prior year quarter, primarily due to higher In Situ production and reliable operations across all assets. Both quarters included major planned maintenance.

Cash operating costs per barrel for Oil Sands operations decreased in the third quarter of 2015 to $27.00/bbl, compared to $31.10/bbl in the prior year quarter, due to lower operating expenses as a result of lower natural gas prices and cost reduction initiatives, combined with increased production.

“Our focus on operational discipline continues to pay off,” said Williams. “We’re delivering on the reliability targets and cost reduction measures we established, leading to the lowest cash operating cost per barrel for Oil Sands operations in eight years – the results clearly demonstrate the impact this discipline has on Suncor’s performance.”

Suncor’s share of Syncrude production was 28,100 bbls/d in the third quarter of 2015, compared to 29,400 bbls/d in the prior year quarter. The decrease was primarily due to a fire that occurred at Syncrude’s Mildred Lake upgrader during the third quarter of 2015. Subsequent to the quarter end, production was impacted by further operational issues that delayed a return to normal production. .

Production volumes in E&P increased to 107,700 boe/d in the third quarter of 2015, compared to 78,200 boe/d in the prior year quarter, primarily due to increased production in the U.K., partially offset by natural declines at Hibernia and White Rose. Production in Libya continues to be impacted by political unrest, with the timing of a return to normal operations remaining uncertain.

During the third quarter of 2015, Refining and Marketing commenced planned maintenance at the Montreal refinery, which was completed subsequent to the quarter end. Average refinery utilization improved to 96% in the third quarter, compared to 94% in the prior year quarter, which included planned maintenance events at the Montreal, Sarnia and Edmonton refineries.

Strategy Update

Suncor continues to deliver on its commitment to invest in long-term profitable growth in its core asset areas. In addition to the offer to COS shareholders, the company has also reached an agreement to acquire an additional 10% working interest in the Fort Hills oil sands project from Total E&P Canada Ltd. for $310 million, subject to closing adjustments. The transaction is expected to close by the end of 2015, and upon closing, Suncor’s share in the project will increase to 50.8%.

“We believe that we can drive real improvements in Syncrude’s performance with a larger ownership interest,” said Williams. “We have been disappointed with Syncrude’s performance for some time now. The asset ran at only 67% of capacity during the third quarter, and about 70% so far this year, in stark contrast to Suncor’s upgrading operations that have been consistently achieving above 90% reliability this year.”

The company also completed an asset swap and lease with TransAlta Corporation where Suncor assumed operating control of the Poplar Creek cogeneration facilities, which provide steam and power to the company’s Oil Sands operations, in exchange for Suncor’s Kent Breeze and its share of the Wintering Hills wind power facilities. Bringing the Poplar Creek assets in-house is expected to improve Suncor’s overall Oil Sands operations reliability and profitability.

The National Energy Board approved the start-up of Enbridge’s Line 9 reversal in the third quarter of 2015, which is anticipated in the fourth quarter of 2015. The reversal is expected to provide Suncor with the flexibility to supply the Montreal refinery with a full slate of inland-priced crude from Western Canada.

Oil Sands Operations

Suncor continued to focus on well pad construction to sustain existing production at Firebag and MacKay River, and on multiple projects that enhance safety, reliability and environmental performance. Capital spending in the third quarter included major maintenance on a vacuum unit and one Upgrader 2 coker set, that was completed in the fourth quarter of 2015.

Oil Sands Ventures

The Fort Hills project remains on schedule with detailed engineering 94% complete and construction 43% complete at the end of the third quarter. Spending during the quarter included engineering, procurement, module fabrication and site construction. The project is expected to deliver approximately 73,000 bbls/d of bitumen to Suncor, increasing to 91,000 bbls/d subject to closing of an additional 10% working interest in Fort Hills. First oil is expected in the fourth quarter of 2017, and 90% of capacity planned to be reached within twelve months thereafter.

Exploration and Production

Construction of the Hebron project continued in the third quarter of 2015, with first oil expected in late 2017. Development drilling at Golden Eagle continued through the third quarter.

Operating Earnings Reconciliation(1)

	Three months ended September 30		Nine months ended September 30
($ millions)	2015	2014	2015	2014
Net (loss) earnings	(376)	919	12	2 615
Unrealized foreign exchange loss on U.S. dollar denominated debt	786	394	1 548	420
Impact of income tax rate adjustments on deferred taxes(2)	—	—	17	—
Gain on significant disposal(3)	—	(61)	(68)	(61)
Restructuring charges(4)	—	—	57	—
Insurance proceeds(5)	—	—	(75)	—
Impairments(6)	—	—	—	1 238
Reserves redetermination(7)	—	—	—	(32)
Income tax charge(8)	—	54	—	54
Operating earnings(1)	410	1 306	1 491	4 234

(1)                             Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of Suncor’s Management’s Discussion and Analysis dated October 28, 2015 (the “MD&A”).

(2)                             Adjustments to the company’s deferred income taxes from a 12% decrease in the U.K. tax rate on oil and gas profits from the North Sea in the first quarter of 2015 of $406 million, and a 2% increase in the Alberta corporate income tax rate in the second quarter of 2015 of $423 million.

(3)                             After-tax gain related to the sale of the company’s Wilson Creek natural gas assets in the third quarter of 2014 and the after-tax gain related to the sale of the company’s share of certain assets and liabilities of Pioneer Energy in the Refining and Marketing segment in the second quarter of 2015.

(4)                             Restructuring charges related to cost reduction initiatives in the Corporate segment.

(5)                             Business interruption insurance proceeds for the Terra Nova asset in the E&P segment.

(6)                             After-tax impairment charges of $718 million on the company’s interest in the Joslyn mining project, $297 million against the company’s Libyan assets, and $223 million related to certain assets in the Oil Sands segment following a review of repurpose options due to previously revised growth strategies.

(7)                             Reserves redetermination of 1.2 million barrels of oil receivable related to an interest in a Norwegian asset that Suncor previously owned.

(8)                             Represents a current income tax and associated interest charge recorded in the third quarter of 2014 related to the timing of tax depreciation deductions taken on certain capital expenditures incurred in a prior period in the Oil Sands segment.

Corporate Guidance

Suncor has updated assumptions provided for in its 2015 corporate guidance, previously issued on July 29, 2015. The following 2015 full year outlook assumptions have been adjusted: Brent at Sullom Voe to US$55/bbl from US$60/bbl, WTI at Cushing to US$50/bbl from US$54/bbl, WCS at Hardisty to US$37/bbl from US$40/bbl, and the International tax rate has changed from 30%–35% to 10%–15%. For further details and advisories regarding Suncor’s 2015 revised corporate guidance, see www.suncor.com/guidance.

Non-GAAP Financial Measures

Operating earnings and Oil Sands cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of the MD&A. Cash flow from operations and free cash flow are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the MD&A.  These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements in this news release include references to: Suncor’s commitment to invest in long-term profitable growth in its core assets; Suncor’s belief that it can drive real improvements in Syncrude’s performance with a larger ownership interest; bringing the Poplar Creek assets that were part of the transaction with TransAlta in-house is expected to improve Suncor’s overall Oil Sands operations reliability and profitability; the reversal of Enbridge’s Line 9 is anticipated in the fourth quarter of 2015 and is expected to provide Suncor with the flexibility to supply the Montreal refinery with a full slate of inland-priced crude from Western Canada; Suncor’s growth projects, including: (i) statements around the Fort Hills mining project, which is expected to deliver approximately 73,000 bbls/d of bitumen to Suncor’s operations, increasing to 91,000 bbls/d subject to closing of the acquisition of an additional 10% working interest in Fort Hills, with first oil expected in the fourth quarter of 2017 and 90% of capacity planned to be reached within twelve months thereafter, including the expectation that the transaction to acquire the additional 10% interest will close by the end of 2015; and (ii) statements around Hebron first oil expected in late 2017; and the company’s estimated International tax rates and market assumptions for oil prices.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The MD&A and Suncor’s Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 26, 2015, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

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A full copy of Suncor’s third quarter 2015 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/financialreporting.

To listen to the conference call discussing Suncor’s third quarter results, visit suncor.com/webcasts.

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